October 17, 2019

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Phoenix Plus Corp.

Form S-1

Filed September 16, 2019

File No. 333-233778

To the men and women of the SEC:

On behalf of Phoenix Plus Corp., Inc.., (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated October 11, 2019 addressed to Mr. Fong Teck Kheong, the Company’s Chief Executive Officer, with respect to the Company’s filing of its S-1 on September 16, 2019.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

Note: We have added additional information pertaining to the Solar Energy Industry in Hong Kong to the industry overview section on page 16.

SEC Comment(s) /Analysis

Form S-1 Filed September 16, 2019

Risk Factors, page 5

1. The description of the experience of your officers and directors on page 26 and your facilities in Hong Kong and Malaysia appear to indicate that your officers and directors are located outside of the United States. Please provide a risk factor addressing the risk to investors of effecting service of process, enforcing judgments and bringing original actions in foreign courts to enforce liabilities based on the U.S. federal securities laws.

Company Response:

We have added a risk factor to page 5 in order to address the above comment.

Management's Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 16

2. Please expand your disclosures to include your estimated cash requirements to fund operations over the next twelve months.

Company Response:

We have amended the first paragraph in the Liquidity and Capital Resources section appropriately.

Description of Business, page 18

3. We note that you operate through Phoenix Plus International Limited, a Hong Kong company. Please include disclosure related to doing business in Hong Kong. Refer to Item 101(h)(4)(ix) of Regulation S-K.

Company Response:

We have added additional disclosures, on page 18, related to doing business in Hong Kong.

Dilution, page 21

4. We note that the amounts included in your dilution table do not appear to correspond with the correct percentage of shares sold in the offering. For example, a 91.03% dilution to new shareholders appears to correspond to 100% of shares being sold not 25% of shares being sold in the offering. Please advise.

Company Response:

We have revised the clerical error in the dilution table.

Audit Report, page F-1

5. Please obtain a revised audit report from your auditors which specifies that the period audited was from November 5, 2018 (date of inception) through July 31, 2019.

Company Response:

We have obtained a revised audit report and included it herein with this amendment on Form S-1.

Consolidated Statements of Operations and Comprehensive Loss, page F-4

6. Please tell us why you have not reported cost of services associated with the $10,204 in revenue you reported for the period ended July 31, 2019, such as for labor, commissions, and/or materials.

Company Response:

We have added clarification on page 15 under the section ‘Cost of revenue’. The ‘Cost of sales’ in the ‘Consolidated Statements of Operations and Comprehensive Loss’ tables have been revised to read ‘Cost of revenue’.

General

7. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Company Response:

There have not been any written communications, as defined in Rule 405 under the Securities Act, that we, or anyone authorized to do so on our behalf, have presented to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

8. You appear to be a shell company as that term is defined in Securities Act Rule 405 of Regulation C. In this regard, we note that you have nominal operations, nominal assets and revenues to date. Please revise your cover page to disclose that you are a shell company and add a risk factor that highlights the consequences of shell company status or otherwise provide us with a detailed legal analysis explaining why you are not a shell company.

Company Response:

We do not believe we are a shell company as defined under Rule 405 of the Securities Act of 1933.

The Commission, in Release No. 33-8869 (the “Release”), defines a “shell company” to mean a Company, other than an asset-backed issuer, that has:

(A) No or nominal operations; and

(B) Either:

(1)  No or nominal assets;

(2)  Assets consisting solely of cash and cash equivalents; or

(3)  Assets consisting of any amount of cash and cash equivalents and nominal other assets.

The above definition of a shell company does not include a “start-up” company pursuing an actual business, a business combination related shell company, as defined in Rule 405, or an asset-backed issuer, as defined in Item 1101(b) of Regulation S-K.

Phoenix Plus Corp. is considered a start-up stage company with a bona fide business plan.

Footnote 172 to SEC Release No. 33-8587 (the “Release”) states that “Contrary to commenters’ concerns, Rule 144(i)(1)(i) is not intended to capture a ‘startup company,’ or, in other words, a company with a limited operating history, in the definition of a reporting or non-reporting shell company, as we believe that such a company does not meet the condition of having ‘no or nominal operations.’”

In adopting the definition of a shell company in the “Release”, the Commission also stated that it intentionally did not define the term “nominal” and it did not set a quantitative threshold of what constitutes a shell company.

As such, under the Rule, the threshold for what is considered “nominal” is, to a large degree, subjective and based upon facts and circumstances of each individual case.

Phoenix Plus Corp contends that it has more than nominal operations given the fact that the Company has initiated operations in July 2019, through providing technical consultancy services to a client in regards to solar energy solutions, whereas the Company generated revenue in the amount of $10,204 from such services.

Phoenix Plus Corp has also signed a consultancy contract with a new client to provide services for a term of one year.

In addition, Phoenix Plus Corp, has also entered into a tenancy agreement to lease office space located in Kuala Lumpur, Malaysia in order to carry out the Company’s business operations and marketing efforts. In addition, the Company has incurred renovation expenses, administration and marketing expenses in the months of August 2019 and September 2019.

In light of the fact that the above SEC release was not put together with the intent to categorize “start-ups” with a true business plan, such as Phoenix Plus Corp., and coupled with the fact that the Company has generated revenue, and having conducted a level of operations the Company believes to be more than nominal, and the Company believes it is not a shell Company pursuant to the aforementioned definition and SEC Release.

9. Your offering by the selling shareholders appears to be an indirect primary offering. Please identify the selling shareholders as underwriters in the registration statement. In the alternative, please provide us with a detailed analysis as to why you believe the transaction is appropriately characterized as a secondary offering that is eligible to be made under Rule 415(a)(1)(i). For guidance, please see Question 612.09 of the Division´s Securities Act Rules Compliance & Disclosure Interpretations.

Company Response:

In the second paragraph under, “Preliminary Prospectus” we have previously included language disclosing the selling shareholders are to be deemed underwriters pursuant to this offering. We have added the following to the section titled, “Plan of Distribution” on page 22: “The selling shareholders are deemed to be underwriters of this offering.”

Cover Page

10. Please limit your cover page to one page. Please also move your table of contents to a separate page.

Company Response:

We have revised to limit our cover page to one page in length. Additionally, we have revised the page numbers throughout.

*We are not requesting acceleration but do acknowledge the following:

-Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: October 17, 2019

/s/ Fong Teck Kheong

Fong Teck Kheong

Chief Executive Officer